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               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549



                            FORM 11-K





       [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
           SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]


              For the fiscal year ended April 30, 1994



                               OR



       [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
           SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]


           For the transition period from _______ to ________


           Commission file number:  1-1511



                   FEDERAL-MOGUL CORPORATION
                 EMPLOYEES' INVESTMENT PROGRAM
                   26555 Northwestern Highway
                   Southfield, Michigan  48034



The Plan holds shares of common stock  (without par value)
of Federal-Mogul Corporation (see address above).
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                             ERNST & YOUNG
                      500 Woodward Avenue, Suite 1700
                       Detroit, Michigan  48226-3426
                              (313) 596-7100

                       REPORT OF INDEPENDENT AUDITORS

Administrative Committee
Federal-Mogul Corporation
  Employees' Investment Program

We have audited the accompanying statements of net assets available for plan benefits of the Federal-Mogul Corporation Employees' Investment Program as of April 30, 1994 and 1993, and related statements of changes in net assets available for plan benefits for the years ended April 30, 1994, 1993, and 1992. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform our audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.
An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits for the years ended April 30, 1994, 1993, and 1992, in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets held for investment and reportable transactions as of and for the year ended April 30, 1994, are presented for purposes of complying with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, and are not a required part of the financial statements. The supplemental schedules have been subjected to the auditing procedures applied in our audit of the 1994 financial statements and, in our opinion, are fairly stated in all material respects in relation to the 1994 financial statements taken as a whole.


                                   ERNST & YOUNG LLP
                                   (Ernst & Young LLP)

September 20, 1994
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                       SIGNATURE



Pursuant to the requirements of the Securities Exchange Act of 1934, the Federal-Mogul Corporation Employees'
Investment Program has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                       FEDERAL-MOGUL CORPORATION
                       EMPLOYEES' INVESTMENT PROGRAM



                       By:  /s/ J. M. Eastman
                            -------------------------------
                            J. M. Eastman
                            Chairman of the Committee
                            designated to administer the Plan



Dated:  October 24, 1994
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                     EXHIBIT INDEX


Exhibit Number               Document

     23               Consent of Ernst & Young LLP
                      (filed herewith and
                      incorporated herein by
                      reference).

     29               Audited Financial Statements for the
                      Federal-Mogul Corporation
                      Employees' Investment Program, comprised of (filed on the Form SE dated October 21, 1994, and incorporated herein by reference):

                     (a) Statements of net assets available
                         for Plan benefits as of April 30,
                         1994 and 1993;

                     (b) Statements of changes in net assets
                         available for Plan benefits for the
                         years ended April 30, 1994, 1993 and
                         1992;

                     (c) Notes to financial statements;

                     (d) Schedule of Assets held for
                         investment as of April 30, 1994 and
                         for the year then ended;

                     (e) Schedule of Reportable Transactions
                         for the year ended April 30, 1994.